UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

SYNERGETICS USA, INC.

(Name of Subject Company)

Blue Subsidiary Corp.

(Offeror)

a wholly owned subsidiary of

Valeant Pharmaceuticals International

(Offeror)

a wholly owned subsidiary of

Valeant Pharmaceuticals International, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

87160 G 107

(CUSIP Number of Class of Securities)

Robert Chai-Onn

Executive Vice President, General Counsel and Chief Legal Officer,

Head of Corporate and Business Development

Valeant Pharmaceuticals International, Inc.

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada, H7L 4A8

(949) 461-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Stephen F. Arcano

Marie L. Gibson

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$197,790,120.00	$22,983.21

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) the offer price of $6.50 net per share in cash and up to $1.00 per share in contingent cash consideration payments by the sum of (i) 25,303,474 outstanding shares of common stock, par value $0.001 per share (“Shares”) of Synergetics USA, Inc. (“Synergetics”) plus (ii) 1,068,542, the number of shares issuable upon exercise of outstanding options to acquire Shares. The calculation of the filing fee is based on information provided by Synergetics as of September 11, 2015.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014 by multiplying the transaction value by .0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,983.21	Filing Party: Valeant Pharmaceuticals International, Inc., Valeant Pharmaceuticals International and Blue Subsidiary Corp.
Form or Registration No.: Schedule TO	Date Filed: September 16, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”), Valeant Pharmaceuticals International, a Delaware corporation and a wholly owned subsidiary of Valeant (“VPI”) and Blue Subsidiary Corp., a Delaware corporation and a wholly owned subsidiary of VPI (the “Purchaser”) with the Securities and Exchange Commission on September 16, 2015, as amended by Amendment No. 1 filed on September 18, 2015 (the “Schedule TO”), and relates to the offer by the Purchaser to purchase all outstanding Shares, at a price per Share of $6.50, net to the holder in cash (less any applicable withholding taxes and without interest), plus one contractual contingent value right per Share, which represents the right to receive up to two contingent payments, if any, of up to $1.00 per Share in the aggregate net to the holder in cash (less any applicable withholding taxes and without interest) upon the achievement of certain specified milestones within an agreed upon time period, at the times and upon the terms and subject to the conditions described in the Offer to Purchase dated September 16, 2015 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule TO. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

The Offer to Purchase and Items 1, 4 through 8 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

(a) The answer under the heading “WHAT IS A CVR AND HOW DOES IT WORK?” in the section “Summary Term Sheet,” on page 2 of the Offer to Purchase is hereby amended and supplemented by inserting the following after the last paragraph of such answer:

“The following table illustrates the circumstances under which the contingent cash consideration payments will be made.

Net Sales of Synergetics Ophthalmology Products during any 4 consecutive calendar quarters during the Milestone Achievement Period	Payment of Milestone 1 Payment ($0.50/share)	Payment of Full Milestone 2 Payment ($0.50/share)	Payment of Partial Milestone 2 Payment

less than $55,000,000	No	No	No

at least $55,000,000 but less than $65,000,000	Yes	No	Yes, if achieved during final 4 consecutive quarters during Milestone Achievement Period; otherwise No

at least $65,000,000	Yes	Yes	No

The CVR Agreement provides that the holders of CVRs are intended beneficiaries of the CVR Agreement. However, the enforcement of the rights of holders of CVRs is limited for certain purposes. For example, VPI’s determination that a Contingent Cash Consideration Payment is not payable may only be disputed by persons holding at least 35% of the outstanding CVRs, who may request that a nationally recognized independent accounting firm verify the accuracy of the net sales during the Milestone Achievement Period, at the requesting CVR holders’ expense. Certain amendments to the CVR Agreement that do not, individually or in the aggregate, adversely affect the interests of the CVR holders may be made unilaterally by VPI; other amendments require the consent of the holders of not less than a majority of the outstanding CVRs even if such amendment is adverse to the interests of the holders of the CVRs.

There are numerous risks associated with the CVRs, including whether net sales of Synergetics Ophthalmology Products will be sufficient to require any payments under the CVRs, and there is no assurance that the first Milestone target of $55,000,000 will be met or exceeded. In assessing the likelihood that any payments will be made under the CVRs, you should consider that Synergetics has informed us that net sales of Synergetics Ophthalmology Products for the four fiscal quarters ended April 30, 2015 was $37,936,355. Note that this figure is for fiscal quarters rather than calendar quarters; calendar quarters will be the measure for payment under the CVRs. There is no assurance that any payments under the CVRs will be made.”

(b) The heading “WHAT WILL HAPPEN IF NO MILESTONE TARGET IS ACHIEVED?” and the answer below it in the section “Summary Term Sheet” on page 4 of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

“IS IT POSSIBLE THAT NO PAYMENTS WILL BECOME PAYABLE TO HOLDERS OF THE CONTINGENT VALUE RIGHTS?

Yes. If net sales of Synergetics Ophthalmology Products over any four consecutive calendar quarters during the Milestone Achievement Period never reach $55,000,000, then none of the Milestones described above will be achieved. If none of the Milestones are achieved, you will receive only the cash consideration of $6.50 per Share, net to the holder in cash (less any applicable withholding taxes and without interest) and you will receive no payments with respect to your CVRs. It is not possible to predict whether a payment will or will not be payable with respect to the CVRs. If you decide to tender your Shares, you should understand that it is possible that the only cash consideration you may receive is $6.50 per Share, net to the holder in cash (less any applicable withholding taxes and without interest) and you may receive no additional payments with respect to the CVRs.”

(c) The section “Summary Term Sheet” page 4 of the Offer to Purchase is hereby amended and supplemented by inserting the following additional question and answer immediately prior to the heading “WHY IS THE PURCHASER MAKING THE OFFER?”

“ARE THERE OTHER MATERIAL TERMS OF THE CONTINGENT CASH CONSIDERATION PAYMENTS?

In addition to the terms and conditions described above, the CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Purchaser, VPI or Valeant. No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs. In addition, the CVRs are neither secured nor guaranteed. The payments pursuant to the CVRs, if any become due, are unsecured general obligations of VPI and are not guaranteed by VPI or any of its affiliates. See Section 11—“Purpose of the Offer and Plans for Synergetics; Summary of the Merger Agreement and Certain Other Agreements—Contingent Value Rights Agreement.”

(d) Section 11—“Purpose of the Offer and Plans for Synergetics; Summary of the Merger Agreement and Certain Other Agreements” is hereby amended and supplemented by adding the following prior to the penultimate paragraph under sub-section “Contingent Value Rights Agreement” on page 50 of the Offer to Purchase:

“VPI is entitled to amend the terms of the CVR Agreement without the consent of the holders of CVRs (i) to provide for a successor rights agent, (ii) to provide any additional rights or benefits to the holders of CVRs or (iii) in a manner that does not adversely affect the legal right any holder of CVRs under the CVR Agreement. In addition, VPI is entitled to amend the terms of the CVR Agreement without the consent of the holders of CVRs for the following purposes, so long as such amendments do not, individually or in the aggregate, adversely affect the interests of the holders of CVRs:

•	adding to the covenants of VPI such further covenants, restrictions, conditions or provisions as VPI shall determine to be for the protection of the holders of CVRs;

•	curing ambiguities, correcting or supplementing any provision that may be defective or inconsistent with any other provision in the CVR Agreement, or making any other provisions with respect to matters or questions arising under the CVR Agreement; or

•	ensuring that CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Exchange Act.

The CVR Agreement further permits VPI, with the written consent of holders of not less than a majority of the outstanding CVRs, to enter into amendments to the CVR Agreement, even if such addition, elimination or change is adverse to the interests of the holders of CVRs.

The CVRs are not equity or voting securities of VPI or any affiliate, do not represent ownership interests in VPI or any affiliate and holders of CVRs are not entitled to any rights of a stockholder or other equity or voting security or other ownership interest of VPI or any affiliate, either at law or in equity. The rights of holders of CVRs are limited to those expressly provided in the CVR Agreement.”

(e) Section 12—“Source and Amount of Funds” is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereunder on page 52 of the Offer to Purchase:

“While, for the reasons stated above, we do not believe our condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer, holders of Shares should consider the following in connection with their decision to tender Shares and accept the Offer:

•	VPI’s financial condition could deteriorate such that it would not have the necessary cash or cash equivalents to make the required payments under the CVR Agreement;

•	holders of the CVRs would have no greater rights against VPI than those accorded to general unsecured creditors under applicable law;

•	the CVRs would be effectively subordinated in right of payment to all of VPI’s secured obligations to the extent of the collateral securing such obligations; and

•	the CVRs would be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, in each case of VPI’s subsidiaries.”

(f) Section 15—“Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by amending and restating the paragraph entitled “Legal Proceedings Relating to the Tender Offer” on page 57 of the Offer to Purchase in its entirety to read as follows:

Legal Proceedings Relating to the Tender Offer. Following the announcement of the execution of the Merger Agreement, two putative stockholder class actions were filed challenging the proposed transaction. Each of these actions were filed in the Eleventh Judicial Circuit of the State of Missouri: Murphy, et al. v. Synergetics USA Inc., et al., C.A. No. 1511-CC00778 (filed September 15, 2015 and amended September 23, 2015) and Glorioso, et al. v. Synergetics USA Inc., et al., C.A. No. 1511-CC00803 (filed September 23, 2015). The complaints name as defendants all members of Synergetics’ board of directors, Synergetics, VPI and the Purchaser.

The complaints generally allege that the members of Synergetics’ board of directors breached their fiduciary duties to Synergetics’ stockholders by, among other things, conducting a flawed process in considering the transaction, agreeing to an inadequate Offer Price, providing incomplete and misleading information to stockholders, and accepting unreasonable deal protection measures in the Merger Agreement that dissuade other potential bidders from making competing offers. The complaints also allege that VPI and the Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaints seek, among other things: (i) declaration as a class action; (ii) an order enjoining defendants from consummating the Offer; (iii) rescission of the proposed transaction or awarding damages to members of the class in the event the transaction is consummated; and (iv) an award of fees and expenses of the action, including reasonable attorneys’ and experts’ fees. VPI and the Purchaser believe the allegations are without merit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2015

BLUE SUBSIDIARY CORP.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Chief Legal Counsel, Head of Corporate and Business Development